Filed pursuant to Rule 433 Registration Statement No.333-13296-14 Dated March 10, 2009

HS Market Neutral Index

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VARIABLE

HS Market Neutral Index

HOLT Select® Market Neutral Index,
Powered by HOLT®

Combining a long/short approach with equity index investing, the HOLT Select® Market Neutral Index, Powered by HOLT® (the “Market Neutral Index”or the “Index”) offers investors the opportunity to participate in a rules based strategy that exhibits a low correlation to certain other asset classes. The Index extends the usage of HOLT’s corporate performance and valuation framework to the derivatives arena. With access to HOLT’s company database and scoring methodology, the Market Neutral Index is subject to a rigorous rules-based stock selection process.

The Market Neutral Index represents a long/short portfolio that seeks to provide sector and region neutrality. It is devised to be a tradable index; the Market Neutral Index is calculated by Standard & Poor’s, based on the rules developed by Credit Suisse Securities (Europe) Limited, the index creator, and is accessible on the S&P website and Bloomberg.

Key Details

▪        The Market Neutral Index (as reported on Bloomberg at “HSGMN <Index>”) is calculated and published by Standard & Poor’s.

▪        Rebalancing occurs quarterly in March, June, September and December.

▪        The construction process seeks to eliminate sector, region and currency bias.

▪        The Index is calculated based on the difference in return between the Long Index and the Short Index.

▪        Index is calculated on an end-of-day basis based on the closing prices on the applicable exchanges of the component stocks of the sub-indices.

HS Market Neutral Index

The Market Neutral Index Performance
Highlights

Backtested over the period from January 1996 to December 2008*, the Market Neutral Index registers an average annual excess return of 10.64%. During the same period, the S&P 500 Index demonstrated an average return of 6.70%. Since its launch in September of 2007 to December 2008, the Market Neutral Index has returned -7.9%. During the same period, the S&P Index returned -40.84%. A core concept in the construction of the Index is that the stocks that comprise the synthetic long portfolio are hypothetically purchased with the proceeds from hypothetically selling the stocks in the short portfolio. Since a fixed borrow cost (determined on each quarterly rebalancing date) is factored into the calculation of the index level, no additional capital outlay is taken into account in calculating the index level.

Index returns are measured in USD. January 1, 1996 – December 31, 2008*

Source: Bloomberg

The graph below shows the backtested performance of the Market Neutral Index vs the historical returns of other market benchmarks*.

Returns Comparison

January 1, 1996 – December 31, 2008

Source: Bloomberg

*The inception date of the Index is September 28, 2007. Because the Index was created only in September 2007, the index creator has retrospectively calculated the levels of the Index prior to September 2007 using the same methodology as described herein.

HS Market Neutral Index

The Market Neutral Index has a low correlation to certain other asset classes as demonstrated by its statistical relationships with commodities, bonds and equities in the table below. Among the major benchmarks, the Market Neutral Index delivered the lowest realized volatility. It also has a Sharpe ratio† of 1.55, which measures the Market Neutral Index’s risk-adjusted return.

	Correlation to HSGMN	Volatility	Sharp Ratio

The Market Neutral Index		6.30%	1.55

The MSCI World	0.09	15.74%	0.17

The S&P GSCI™ Excess Return Index	0.03	22.73%	0.02

The Citigroup WGBI World All Maturities USD Index	0.09	6.70%	0.22

January 1, 1996 – December 31, 2008*

The graph below shows the risk/return profile of the Market Neutral Index vs. a range of market benchmarks*.

1 Compounded annual return from January 1, 1996 to December 31, 2008

2 Annualized realized volatility from January 1, 1996 to December 31, 2008

Source: Bloomberg

† The above Sharpe ratio assumes a risk-free rate of 4.5% for indices which are not excess return. The Sharpe ratio is calculated by subtracting the risk-free rate from the rate of return of the portfolio and dividing the result by the standard deviation of the portfolio returns. The Sharpe ratio is used to measure risk-adjusted performance.

*The inception date of the Index is September 28, 2007. Because the Index was created only in September 2007, the index creator has retrospectively calculated the levels of the Index prior to September 2007 using the same methodology as described herein.

HS Market Neutral Index

The Holt Process

HOLT’s scoring methodology attempts to convert accounting data into cash flows, as measured by HOLT’s proprietary CFROI® metric which attempts to identify stocks that satisfy corporate performance, momentum and valuation characteristics. CFROI is intended to measure profitability by looking at the ratio of gross cash flow to gross investments, while accounting for a company’s mix of depreciating and non-depreciating assets. With the CFROI® framework, HOLT attempts to maintain comparability of company data across sectors, regions, and over time. This global perspective is supported by a proprietary database offering coverage of approximately 20,000 companies globally.

HOLT’s scoring model scores companies on the basis of neutral application of several objective metrics. The Operational category is intended to identify companies that display performance characteristics, such as profitability and management skill; the Valuation category is intended to identify stocks that are attractively valued according to several metrics and the Momentum category is intended to identify companies that are gaining from positive market sentiment. The HOLT scoring methodology is not intended to predict the future market or financial performance of any company (either in absolute terms or relative to other companies) nor is the ranking of each company intended to serve as a qualitative ordering of each company in relation to other companies in the eligible universe.

HS Market Neutral Index

Index Methodology

The Market Neutral Index utilizes the proprietary scoring methodology of HOLT, a service of Credit Suisse. Each quarter, a universe of 750 stocks consisting of the top 275 North American stocks by market capitalization, the top 300 European stocks by market capitalization and liquidity and the top 175 Japanese stocks by market capitalization is identified from the HOLT database and then divided into ten sectors – Energy, Materials, Industrials, Consumer Discretionary, Consumer Staples, Health Care, Financials, Information Technology, Telecoms and Utilities, and five currency regions – US, Canada, UK, Euro zone and Japan – resulting in 50 sector/region subsets. These sectors and regions are defined for the purpose of ensuring region and currency neutrality as well as sector neutrality within the Market Neutral Index.

The long portfolio consists of the top ranking stocks in each sector; candidates for inclusion must also fall within the top third of the respective regional and sector subset. The short portfolio matches the selected longs with the lowest ranking stocks in their corresponding sector and region.

In the instance where there are borrowing limitations on a candidate for the short portfolio, the lowest ranking stock in the same sector and region not already in the index is selected instead, as long as it is in the bottom third of that subset. If there is no eligible short candidate, the worst ranking long investment matching the sector and region criteria is removed. The resulting index has an equal number of long and short stocks (approximately 75).

*The inception date of the Index is September 28, 2007. Because the Index was created only in September 2007, the index creator has retrospectively calculated the levels of the Index prior to September 2007 using the same methodology as described herein.

HS Market Neutral Index

The Market Neutral Index Value
Calculation

Each quarter, the value of the Market Neutral Index is calculated by applying a net performance rate computation to the index value at the beginning of the period. The performance rate is derived by netting the total percent change in prices in each of the long and short portfolios, adding the net (i.e., less taxes) dividend yield of the long portfolio, and subtracting the gross dividend yield of the short portfolio. Finally, a borrowing rate for the short portfolio is subtracted to arrive at the performance rate for the period.

This shows the index calculation over a period between two consecutive quarterly rebalancing dates. The performance is measured since the start of the period. The Opening Index Value is the index level at the start of the period; the Closing Index Value is the index level at the end of the period. A borrow cost of 0.50% is assumed for the historical calculation of the index (from December 1995 to September 2007)*.

*The inception date of the Index is September 28, 2007. Because the Index was created only in September 2007, the index creator has retrospectively calculated the levels of the Index prior to September 2007 using the same methodology as described herein.

HS Market Neutral Index

Summary Risk Factors

The summary of the risk factors appearing below is not intended as a complete description of all risks associated with the Market Neutral Index or an investment in securities linked to the Market Neutral Index. There are additional risks inherent in an investment in the specific products or structures which may be linked to the Market Neutral Index. Please review the risk factor sections in any applicable term sheet and product supplement. A prospective investor should consult his/her investment, legal, tax, accounting and other advisors before deciding to invest in securities linked to the Market Neutral Index.

•      The Market Neutral Index has a limited performance history. The inception date of the Market Neutral Index is September 28, 2007. Therefore, the Market Neutral Index has very limited performance history, and no actual investment that allowed a tracking of the performance of the Market Neutral Index was possible before such date.

•      Historical performance is not indicative of future performance. The future performance of the Market Neutral Index cannot be predicted based on its historical performance.

•      The level of the Market Neutral Index is based on the relative performance of its constituent sub-indices. The Market Neutral Index reflects the difference in return between two equally weighted constituent sub-indices, the Long Index and the Short Index. If the Short Index outperforms the Long Index or the Long Index does not outperform the Short Index by an amount sufficient to offset the borrow cost associated with borrowing the component stocks of the Short Index in the market (the ‘‘borrow cost’’), the value of the Market Neutral Index will decrease. This will be true regardless of the performance of each sub-index in absolute terms. Any potential increase in the level of the Market Neutral Index attributable to an increase in the level of the Long Index may be offset or negated entirely by increases in the level of the Short Index.

Therefore, an increase in the level of the Short Index cannot in any way contribute to the appreciation of the Market Neutral Index, and even a decline in the level of the Short Index may not result in an increase in the level of the Market Neutral Index unless the Long Index outperforms the Short Index by an amount sufficient to offset the borrow cost.

•      There may be non-U.S. securities markets risks. The stocks that comprise the Market Neutral Index are selected from a universe that includes non-U.S. issuers. An investment in securities linked to the Market Neutral Index will involve considerations that may not be associated with a security linked to indices based on the stocks of U.S. issuers. These considerations relate to foreign market factors generally and may include, for example, different accounting requirements and regulations, different securities trading rules and conventions and different and, in some cases, more adverse, economic environments.

•      An investment in securities linked to the Market Neutral Index may be exposed to currency exchange risk. Although some of the component stocks that comprise the Market Neutral Index are traded in currencies other than U.S. dollars, the Market Neutral Index will be calculated in U.S. dollars. However, an investment in securities linked to the Market Neutral Index and denominated in U.S. dollars may not be adjusted for changes in the exchange rate between U.S. dollars and each of the currencies in which the component stocks of the Market Neutral Index are denominated.

Changes in exchange rates, may reflect changes in various non-U.S. economies that in turn may affect the return on an investment in securities linked to the Market Neutral Index. Of particular importance to currency exchange rate risk are: existing and expected rates of inflation; existing and expected interest rate levels; the balance of payments; and the extent of governmental surpluses or deficits in the relevant foreign countries and the United States. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries represented in the Market Neutral Index, the United States and other countries important to international trade and finance.

•      Adjustments to the Market Neutral Index could adversely affect the return on an investment in securities linked to the Market Neutral Index. Standard & Poor’s, the “Index Calculation Agent” for the Market Neutral Index, is responsible for calculating and maintaining the Market Neutral Index based on the methodology developed by the Index Creator. The Market Neutral Index is rebalanced quarterly based on the scoring methodology developed by HOLT. The Index Creator and HOLT can make methodological changes that could change the value of the Market Neutral Index at any time. The Index Creator, HOLT or the Index Calculation Agent for the Market Neutral Index may discontinue or suspend calculation or dissemination of the Market Neutral Index. If one or more of these events occurs, the calculation of the redemption amount at maturity on an investment in securities linked to the Market Neutral Index will be adjusted to reflect such event or events.

•      There are economic and market factors to be considered. The value of the Market Neutral Index will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse or any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material has been prepared by individual traders or sales personnel of Credit Suisse Securities (USA) LLC (“Credit Suisse”) and not by the Credit Suisse research department. The information provided is not intended to provide a sufficient basis on which to make an investment decision. It is intended only to provide observations and views of individual traders or sales personnel, which may be different from, or inconsistent with, the observations and views of Credit Suisse research department analysts, other Credit Suisse traders or sales personnel, or the proprietary positions of Credit Suisse. Observations and views expressed herein may be changed by the trader or sales personnel at any time without notice. Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, expressed or implied is made regarding future performance. This material does not purport to contain all of the information that an interested party may desire and, in fact, provides only a limited view of a particular market. Credit Suisse may participate or invest in transactions with issuers of securities that participate in the markets referred to herein, perform services for or solicit business from such issuers, and/or have a position or effect transactions in the securities or derivatives thereof. Also, Credit Suisse may have accumulated, be in the process of accumulating or accumulate long or short positions in the subject security or related securities. This material does not constitute objective research under FSA rules.

Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor a guarantee of future returns. Actual results will vary from the analysis.

With respect to the analysis in this report based on the HOLT® methodology, Credit Suisse certifies that (1) the views expressed in this report accurately reflect the HOLT methodology and (2) no part of the Firm’s compensation was, is, or will be directly related to the specific views disclosed in this report. The HOLT methodology does not assign ratings to a security. It is an analytical tool that involves use of a set of proprietary quantitative algorithms and warranted value calculations, collectively called the HOLT valuation model, that are consistently applied to all the companies included in its database. Third-party data (including consensus earnings estimates) are systematically translated into a number of default variables and incorporated into the algorithms available in the HOLT valuation model. The source financial statement, pricing, and earnings data provided by outside data vendors are subject to quality control and may also be adjusted to more closely measure the underlying economics of firm performance. These adjustments provide consistency when analyzing a single company across time, or analyzing multiple companies across industries or national borders. The default scenario that is produced by the Credit Suisse HOLT valuation model establishes the baseline valuation for a security, and a user then may adjust the default variables to produce alternative scenarios, any of which could occur. The HOLT methodology does not assign a price target to a security. The default scenario that is produced by the HOLT valuation model establishes a warranted price for a security, and as the third-party data are updated, the warranted price may also change. The default variables may also be adjusted to produce alternative warranted prices, any of which could occur. Additional information about the HOLT methodology is available on request.

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HOLT is a corporate performance and valuation advisory service of Credit Suisse

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